FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2008
SUN MEDIA CORPORATION
(Translation of registrant’s name into English)
333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)
      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

SIGNATURE

Quarterly Report for the Period Ending
June 30, 2008 of
SUN MEDIA CORPORATION
Filed in this Form 6-K
Documents index
1.	Quarterly report for the period ending June 30, 2008 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
COMPANY PROFILE
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. Sun Media publishes 205 publications across Canada in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media’s distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates six free daily publications, 24 Hours in Toronto, Ottawa, Calgary, Edmonton and Vancouver and 24 Heures in Montreal. The Community Newspaper Group includes the majority of Sun Media’s other publications, including nine paid daily community newspapers and 179 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia.
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the second quarter of 2008 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2007 which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
HIGHLIGHTS SINCE FIRST QUARTER 2008
On July 2, 2008, management at the Journal de Québec and its unionized pressroom, newsroom and office employees reached an agreement in principle to end the labour disruption that began in April 2007. The employees returned to work in August 2008.
On July 22, 2008, Sun Media acquired the remaining 24.99% shares of Le Courrier du Sud (1998) Inc. (“Courrier”) for cash consideration of $7.2 million. Courrier publishes five weekly publications in the Montreal region in Quebec.
NON-GAAP FINANCIAL MEASURE
Management uses the supplemental financial measure operating income. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP and U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Operating income has limitations as an analytical tool, including:
•	it does not reflect financial expenses or the cash necessary to pay interest and other financial expenses;

•	it does not reflect income tax expense or the cash necessary to pay income taxes;

•	although amortization is a non-cash charge, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such expenditures;

•	it does not reflect the cash required to pay expenses relating to the Company’s restructuring initiatives;

•	it does not reflect cash outlays for future contractual commitments.

1

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
Sun Media defines operating income as net income before amortization, financial expenses, gain/loss on valuation and translation of financial instruments, reserve for restructuring of operations, equity losses and impairment, income taxes and non-controlling interest. Sun Media’s definition of operating income may differ from the methods used by other companies, limiting the usefulness of operating income as a comparative measure. Table 1 provides the reconciliation of net income to operating income under Canadian GAAP and the reconciliation of operating income to cash provided by operations under Canadian GAAP, for the three and six months ended June 30, 2008 and 2007.
Table 1
Reconciliation between the operating income measure used in this report and the net income and cash provided by operations measures used in the consolidated financial statements

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
		(in millions of Canadian dollars)
Net income	$31.1	$23.4	$52.1	$40.8
Amortization	6.1	8.6	11.7	16.5
Financial expenses	10.6	11.2	21.4	22.5
(Gain) loss on valuation and translation of financial instruments	(3.5)	10.9	(9.4)	4.8
Restructuring charges	1.1	4.8	2.7	10.7
Equity loss on investment in SUN TV	0.4	0.6	1.0	1.2
Income taxes	8.7	(4.1)	12.8	(5.3)
Non-controlling interest	0.3	0.5	0.4	0.8

Operating income	$54.8	$55.9	$92.7	$92.0

Financial expenses	(10.6)	(11.2)	(21.4)	(22.5)
Restructuring charges	(1.1)	(4.8)	(2.7)	(10.7)
Current income taxes	(0.4)	(0.4)	(0.6)	(0.6)
Amortization of deferred financing costs and long-term debt discount and other	0.2	0.4	0.6	0.9
Change in non-cash operating working capital	(4.6)	7.2	(19.1)	14.0

Cash provided by operations	$38.3	$47.1	$49.5	$73.1

2008/2007 SECOND QUARTER COMPARISON
Revenues: $240.9 million, an increase of $0.4 million (0.2%).
•	Advertising revenues increased 1.5%, circulation revenues decreased 6.3%, and combined revenues from commercial printing and other sources decreased 0.8%.

•	Revenues of the Urban Daily Group were 0.7% below last year. This variance is explained by the free dailies that recorded an increase of 34.6%, as well as the consolidation of the Vancouver 24 Hours at 100% instead of 50%. This was offset by a reduction in the paid dailies mainly in Ontario and Quebec.

•	The revenues of the community operations increased 2.9% due to particularly strong results in publications west of Ontario.
Cost of Sales, Selling and Administrative Expenses: $186.1 million, an increase of $1.5 million (0.8%).
•	Payroll expenses decreased 7.3%, newsprint expense decreased 14.3% and all other cost of sales, selling and administrative expenses increased 17.2%.

2

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
•	Payroll expenses decreased in the quarter primarily due to:
o	restructuring initiatives implemented in the areas of production, editorial as well as other general workforce reduction programs;

o	labour savings resulting from the labour disruption at the Journal de Québec;

o	reduced stock compensation expense of $3.0 million;
Partially offset by:
o	normal wage and benefit increases;

o	staff additions to support increased business primarily in the western operations, and new operations such as the press facility in Ottawa and the additional 50% ownership of Vancouver 24 Hours.
•	The decrease in newsprint was mainly the result of reduced newsprint pricing of 6.2% and higher newsprint rebates as compared to the prior year.

•	The increase in other cost of sales, selling and administrative expenses of 17.2% was due to:
o	higher external printing costs which are offset by salary savings realized in connection with the transfer of printing of certain publications to Quebecor Media press facilities;
Partially offset by:
o	savings in the management fee charged by Quebecor Media of $0.7 million;

o	savings in capital tax expense.
Operating income: $54.8 million, a decrease of $1.1 million (2.0%).
•	Operating income decreased primarily due to:
o	higher external printing costs in connection with the transfer of printing of certain publications to Quebecor Media press facilities from internal presses;

o	weaker revenues in the paid urban daily newspapers in Ontario and Quebec;
Partially offset by:
o	growth in the free daily publications of 32.6%, with improved contributions in the majority of the publications;

o	a decrease in overall labour costs resulting from the transfer of printing to Quebecor Media press facilities and other restructuring initiatives, newsprint savings and a decrease in certain corporate expenses including stock compensation of $3.0 million, Quebecor Media management fees of $0.7 million and capital taxes.
Amortization expense: $6.1 million, a decrease of $2.5 million (29.6%).
•	Amortization expense decreased as 2007 included an additional amortization charge of $2.0 million related to the shortened estimated useful life of production equipment associated with the consolidation of the Company’s printing facilities.
Financial expenses: $10.6 million, a decrease of $0.6 million (5.7%).
•	The decrease was mainly due to:
o	lower interest rates on the senior notes as a result of a fixed-for-fixed cross-currency interest rate swap maturing and being replaced with a fixed-for-floating cross-currency interest rate swap in February 2008;
Gain/loss on valuation and translation of financial instruments: gain of $3.5 million, compared to a loss of $10.9 million in the second quarter of 2007.
•	The decrease was mainly due to:
o	$5.1 million decrease in net loss on derivative instruments and foreign currency translation of financial instruments;

o	$9.3 million favourable impact related to a change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines (see “Recent accounting developments” below);

3

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
Restructuring charge: $1.1 million, compared with $4.8 million in the second quarter of 2007.
•	Restructuring charges for the second quarter of 2008 were $1.1 million relating to the centralization of classified sales and service functions of certain urban daily publications, and the restructuring of the newspaper layout and production operations at the Toronto Sun.

•	During the quarter, payments of $2.2 million were made relating to the press consolidation and general workforce reduction charges that were recorded in 2006 and 2007.

•	Restructuring charges for the second quarter of 2007 of $4.8 million related to the restructuring of printing facilities, news production operations, as well as general workforce reduction initiatives.
Income tax expense: $8.7 million (effective tax rate of 21.6%), compared to $4.1 million recovery in the same quarter of 2007 (effective tax rate of -21.6%).
•	The unfavourable variance was mainly due to:
o	$20.4 million increase in income before taxes and non-controlling interest;

o	unfavourable future tax adjustments relating to SUN TV equity losses ($2.2 million), the disposition of certain publications ($2.0 million) and the acquisition of non-capital losses in prior periods ($1.5 million).
Net income: $31.1 million, compared with $23.4 million in the same quarter in 2007.
•	The increase was mainly due to:
o	less amortization of $2.5 million;

o	reduced financial expenses and gain on valuation and translation of financial instruments of $15.0 million;

o	lower restructuring charges of $3.7 million;

o	reduction in earnings attributed to a non-controlling interest and reduced equity loss on investment in SUN TV Company of $0.4 million.
Offset by:
o	lower operating income of $1.1 million;

o	increase in income tax expense of $12.8 million;
2008/2007 SECOND QUARTER YEAR-TO-DATE COMPARISON
Revenues: $454.2 million, a decrease of $6.6 million (1.4%).
•	Advertising revenues decreased 0.3%, circulation revenues decreased 7.7%, and combined revenues from commercial printing and other sources increased 1.4%.

•	Revenues of the Urban Daily Group were 2.4% below last year. This variance is explained by the free dailies that recorded an increase of 30.7%, as well as the consolidation of the Vancouver 24 Hours at 100% instead of 50%. This was offset by a reduction in the paid dailies mainly in Ontario and Quebec.

•	The revenues of the community operations increased 0.5% due to strong results in the Alberta operations.
Cost of Sales, Selling and Administrative Expenses: $361.5 million, a decrease of $7.3 million (2.0%).
•	Payroll expenses decreased 7.9%, newsprint expense decreased 16.0% and all other cost of sales, selling and administrative expenses increased 11.1%.

4

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
•	Payroll expenses decreased primarily due to:
o	labour savings resulting from the labour disruption at the Journal de Québec;

o	restructuring initiatives, with the most significant savings at the Journal de Montréal and the Toronto Sun relating to the closure of the majority of the press operations;

o	additional charges recorded in 2007 by the Journal de Montréal relating to press operations and an unfavourable ruling on the lockout of its press employees;

o	reduced stock compensation expense of $4.8 million;
Partially offset by:
o	normal wage and benefit increases;

o	staff additions to support increased business as well as new operations such as the press facility in Ottawa, 24 Hours in Edmonton and Calgary, and the additional 50% ownership in Vancouver 24 Hours.
•	Newsprint expenses decreased primarily due to reduced newsprint pricing of 10.5% and increased corporate rebates.

•	Incremental cost of sales, selling and administrative expenses of 11.1% were incurred year-to-date as a result of:
o	increased external printing costs due to the transfer of printing to Quebecor Media and the related closure of certain Sun Media press facilities;

o	increased promotion and circulation costs to support circulation levels, primarily in the Montreal and Quebec markets;
Offset by:
o	reduced corporate costs including a lower Quebecor Media management fee of $1.0 million and capital tax expense.
Operating income: $92.7 million, an increase of $0.7 million (0.7%).
•	Increased operating income can be attributed to:
o	growth in the free daily publications of 25.8%;

o	reduced corporate expenses including stock compensation of $4.8 million, Quebecor Media management fees of $1.0 million and capital taxes;
Partially offset by:
o	a decline in the operating results of the Ontario paid urban dailies, primarily the Toronto Sun as a result of soft revenues.
Amortization expense: $11.7 million, a decrease of $4.8 million (29.3%).
•	Amortization expense decreased as 2007 included an additional amortization charge of $3.9 million related to the shortened estimated useful life of production equipment associated with the consolidation of the Company’s press facilities.
Financial expenses: $21.4 million, a decrease of $1.1 million (4.8%).
•	The decrease was mainly due to:
o	lower interest rates on the senior notes as a result of a fixed-for-fixed cross-currency interest rate swap maturing and being replaced with a fixed-for-floating cross-currency interest rate swap in February 2008;
Gain/loss on valuation and translation of financial instruments: gain of $9.4 million, compared to a loss of $4.8 million in the first six months of 2007.
•	The decrease was mainly due to:
o	$4.9 million decrease in net (gain) loss on derivative instruments and foreign currency translation of financial instruments;

o	$9.3 million favourable impact related to a change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines (see “Recent accounting developments” below);

5

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
Restructuring charge: $2.7 million, compared with $10.7 million in the first six months of 2007.
•	Restructuring charges for the six months ended June 30, 2008 were $2.7 million relating to the centralization of classified sales, restructuring of newspaper layout and press operations as well as other general workforce reduction programs.

•	Restructuring charges for the six months ended June 30, 2007 of $10.7 million related to the restructuring of printing facilities, news production operations, as well as general workforce reduction initiatives.

•	During the year, payments of $5.1 million (2007 — $7.6 million) have been made as a result of these plans.
Income tax expense: $12.8 million (effective tax rate of 19.6%), compared to $5.3 million recovery in the first six months of 2007 (effective tax rate of -14.8%).
•	The unfavourable variance was mainly due to:
o	$29.1 million increase in income before income taxes and non-controlling interest;

o	unfavourable future tax adjustments relating to SUN TV equity losses ($2.2 million), the disposition of certain publications ($2.0 million) and the acquisition of non-capital losses in prior periods ($2.1 million).
Net income: $52.1 million, an increase of $11.3 million (27.7%).
•	The increase was mainly due to:
o	higher operating income of $0.7 million;

o	less amortization of $4.8 million;

o	reduced financial expenses and gain on valuation and translation of financial instruments of $15.3 million;

o	lower restructuring charges of $8.0 million;

o	reduction in earnings attributed to a non-controlling interest and reduced equity loss on investment in SUN TV Company of $0.6 million;
Offset by:
o	increase in income tax expense of $18.1 million.
CASH FLOWS AND FINANCIAL POSITION
Operating activities
Cash flows provided by operations: $38.3 million in the second quarter of 2008, compared with $47.1 million in the same quarter of 2007.
•	The $8.8 million decrease was due to:
o	payments of $15.6 million to related parties in connection with stock options exercised in the current and previous quarter;

o	$1.1 million decrease in operating income;
Partially offset by:
o	timing of payments for operating expenses and restructuring costs.

6

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
•	Year-to-date cash flows provided by operations decreased $23.6 million due to:
o	payments of approximately $21 million in connection with exercised stock options;

o	timing of collections in accounts receivable across the majority of operations;
Partially offset by:
o	higher operating income of $0.7 million;

o	lower payments for restructuring costs.
Investing activities
•	Additions to property, plant and equipment decreased $2.4 million in the second quarter of 2008 as management made significant investments in 2007 relating to Sun Media’s call centre operations, advertising and circulation systems, and editorial content management system.

•	Sun Media made an investment of $500.0 million in preferred shares of Mirabel in the second quarter of 2008 using proceeds from the issuance of convertible obligations for tax consolidation purposes between Quebecor Media and its subsidiaries.
Financing activities
•	The decrease in long-term debt of $29.5 million in the second quarter of 2008 was mainly due to the following cash changes:
o	repayments of $24.0 million on the revolving bank credit facilities using proceeds from the issuance of subordinated debt to Quebecor Media of $24.0 million;

o	mandatory and other principal debt repayments by Sun Media in the amount of $0.4 million;
Other non-cash adjustments:
o	$5.5 million favourable impact of foreign currency translation and fair value adjustments;
Marginally offset by:
o	amortization of financing costs and long-term debt discount of $0.4 million.
•	The increase in long-term debt of $16.9 million in the six months ended June 30, 2008 was mainly due to the following cash changes in the year:
o	net borrowings under revolving bank facilities of $10.0 million;
Offset by:
o	mandatory principal and other debt repayments in the amount of $0.5 million;
Other non-cash adjustments:
o	$6.7 million unfavourable impact of foreign currency translation and fair value adjustments;

o	amortization of financing costs and long-term debt discount of $0.7 million.
•	Related party transactions increased cash by $491.0 million in the second quarter of 2008 and $433.0 million year-to-date.
o	The Company issued subordinated debt of $24.0 million to Quebecor Media in the second quarter of 2008 to repay net borrowings under revolving bank facilities;

o	Sun Media issued a convertible obligation of $500.0 million to Imprimerie Mirabel Inc. (“Mirabel”), using the proceeds to purchase preferred shares of Mirabel as part of a tax consolidation transaction;

o	Dividends of $33.0 million and $91.0 million were declared and paid in the second quarter and six months ending June 30, 2008, respectively, to Quebecor Media.

7

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
FINANCIAL POSITION AT JUNE 30, 2008
Total available liquidity: total available liquidity is comprised of the revolving credit facility of $70.0 million and a bank overdraft facility of $5.0 million, of which $18.0 million was drawn, resulting in available liquidity of $57.0 million.
Long-term debt: total $242.0 million, compared with $225.1 million at December 31, 2007, a $16.9 million increase (see “Financing activities” above).
Management expects that its principal needs for cash relating to Sun Media’s existing operations will be to fund operating activities and working capital, capital expenditures, distributions to its shareholder, debt repayment and debt service. Management also believes that cash flow from operations and the available sources of financing described above will be sufficient to cover the Company’s principal cash requirements. Pursuant to its financing agreements, the Company is required to maintain certain financial ratios. The key indicators listed in these agreements include interest coverage ratio and leverage ratio (long-term debt over operating income). At June 30, 2008, the Company was in compliance with required ratios.
Contractual Obligations
As of June 30, 2008, material contractual obligations included principal and interest payments on convertible obligations, long-term debt, subordinated loan, obligations related to derivative financial instruments and operating lease arrangements. Table 2 shows a summary of contractual obligations related to financial instruments. There is no material change during the second quarter of 2008 in lease arrangements compared to the disclosures in the Annual Report for the year ended December 31, 2007 (Form 20-F).
Table 2
Financial Contractual Obligations as at June 30, 2008
(in millions of Canadian dollars)

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	and more

Convertible obligations (a)	$1,069.7	$—	$—	$—	$1,069.7
Interest on convertible obligations (a)	1,605.6	114.5	229.0	229.0	1,033.1
Long-term debt	253.8	0.4	0.8	252.6	—
Interest on long-term debt (b)	121.9	24.0	48.0	47.0	2.9
Subordinated loan	261.5	—	—	—	261.5
Interest on subordinated loan	98.4	18.3	36.5	36.5	7.1
Derivative instruments (c)	105.0	—	—	105.0	—

Total financial contractual obligations	$3,515.9	$157.2	$314.3	$670.1	$2,374.3

(a)	These amounts are offset by investments in preferred shares of related parties and associated dividends.

(b)	Estimate of interest to be paid on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate at June 30, 2008.

(c)	Estimated future disbursements on the principal portion of derivative financial instruments related to foreign exchange hedging.

8

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
Financial Instruments
Sun Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
In the normal course of business, Sun Media is exposed to fluctuations in interest and exchange rates. The Company manages this exposure through staggered maturities and an optimal balance of fixed- and variable-rate debt.
As at June 30, 2008, Sun Media was using derivative financial instruments to reduce its exchange and interest rates exposure. The Company has entered into foreign-exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Sun Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
The Company does not hold or use any derivative instruments for trading purposes.
The fair value of derivative financial instruments is estimated using period-end swap rates, adjusted to reflect the Company’s non-performance risk (see Table 3).
Table 3
Fair Value of Derivative Financial Instruments
(in millions of dollars)

	June 30, 2008		December 31, 2007
	Notional	Fair value	Notional	Fair value
	value	asset (liability)	value	asset (liability)
Derivative financial instruments
Interest rate swap agreement	CA $ 39.1	$0.1	$ —	$—
Foreign-exchange forward contracts	US $205.0	$(89.0)	US $205.0	$(85.8)
Cross-currency interest rate swap agreements	US $205.0	$(25.7)	US $205.0	$(47.3)

In the second quarter, Sun Media recorded a net gain of nil on embedded derivatives that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($19.4 million loss in the second quarter of 2007). A gain of $1.5 million ($11.9 million gain in the second quarter of 2007) was recognized in connection with the foreign currency translation of financial instruments. In the second quarter of 2008, Sun Media recorded a $2.0 million gain on the ineffective portion of fair value hedges ($3.4 million loss in the second quarter of 2007). Finally, a gain of $0.1 million was recorded under other comprehensive income in the second quarter of 2008 in relation to cash flow hedges ($0.2 million loss in the second quarter of 2007).
In the six months ended June 30, 2008, Sun Media recorded an $11.9 million gain on embedded derivatives that are not closely related to the host contracts and derivative financial instruments for which hedge accounting is not used ($20.0 million loss in the six months ended June 30, 2007). A loss of $4.3 million ($15.1 million gain in the six months ended June 30, 2007) was recognized in connection with the foreign currency translation of financial instruments. In the six months ended June 30, 2008, Sun Media recorded a $1.8 million gain on the ineffective portion of fair value hedges ($0.1 million gain in the six months ended June 30, 2007). Finally, a gain of $1.6 million was recorded under other comprehensive income in the six months ended June 30, 2008 in relation to cash flow hedges ($0.1 million gain in the six months ended June 30, 2007).
Related party transactions
The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, with related companies under common control in the normal course of operations, including the printing of certain publications at Quebecor Media’s printing facilities in Toronto, Ontario and Saint-Janvier-de-Mirabel, Quebec. As at June 30, 2008, other related party transactions included investments in preferred shares, convertible obligations and subordinated loans from Quebecor Media. These transactions are described in note 5 to the Consolidated Financial Statements included in this Quarterly Report.

9

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
RECENT ACCOUNTING DEVELOPMENTS
Canadian GAAP
Current changes in accounting policies
On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. The adoption of this new section had no impact on the consolidated financial statements.
On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 13 to the Consolidated Financial Statements.
Current changes in accounting estimates
The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market developments and recent accounting guidelines. As a result of these changes, the fair value of these derivatives decreased by $9,274 and the gain on valuation and translation of financial instruments increased by $9,274 ($7,815 net of income taxes).
Future changes in accounting policies
In January 2008, the CICA issue Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
In February 2007, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.
U.S. GAAP
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 157-1, Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removes certain leasing transactions from the scope of SFAS No. 157, and FSP FAS 157-2, Effective Date of SFAS 157, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.

10

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
In December 2007, the FASB issued SFAS 141 (Revised 2007), Business Combinations (“SFAS 141R”), and SFAS 160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), to improve and converge internationally the accounting for business combinations, the reporting of non-controlling interests in consolidated financial statements, accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008 and SFAS 160 shall be affective as of the beginning of 2009. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”). The statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS No. 159 on January 1, 2008 with no impact on its consolidated financial statements.
Forward-looking statements
This quarterly report contains forward-looking statements with respect to the Company’s financial condition, results of operations, business strategies and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry in which Sun Media operates as well as beliefs and assumptions made by management. Such statements include, in particular, statements about plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: anticipated business strategies; anticipated trends in business; and the Company’s ability to continue to control costs. Management can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material.
Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competition within the newspaper industry and from other communications and advertising media and platforms;

•	cyclical and seasonal variations in the businesses of local, regional or national advertisers and in the Company’s advertising revenue;

•	labour disputes or strikes;

•	changes in the Company’s ability to obtain raw materials critical to the operations, such as newsprint, in sufficient quantities and at reasonable prices;
•	exchange rate fluctuations that affect the Company’s ability to repay its U.S. dollar-denominated debt; and

•	interest rate fluctuations that affect Sun Media’s ability to repay its U.S. dollar-denominated debt, or that could impact Sun Media’s accounting estimates.

11

SUN MEDIA CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2008
Management cautions you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the Quarterly Report, and in Sun Media’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2007, including under the section “Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. Sun Media will not update these statements unless securities laws require it to do so. Management advises you to consult any documents the Company may file or furnish with the U.S. Securities and Exchange Commission.

12

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
REVENUES	$240,931	$240,545	$454,179	$460,817

Cost of sales and selling and administrative expenses	186,168	184,685	361,504	368,804
Amortization	6,078	8,630	11,700	16,538
Financial expenses (note 3)	10,632	11,273	21,402	22,487
(Gain) loss on valuation and translation of financial instruments (note 3)	(3,556)	10,917	(9,442)	4,862
Reserve for restructuring of operations (note 4)	1,125	4,783	2,711	10,707
Equity loss on investment in SUN TV Company	461	678	1,023	1,215

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	40,023	19,579	65,281	36,204

Income taxes
Current	406	394	639	670
Future	8,244	(4,629)	12,158	(6,019)

	8,650	(4,235)	12,797	(5,349)

	31,373	23,814	52,484	41,553

Non-controlling interest	223	434	348	741

NET INCOME	$31,150	$23,380	$52,136	$40,812

          See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Net income	$31,150	$23,380	$52,136	$40,812

Other comprehensive income, net of income taxes:
Unrealized gain (loss) on derivative instruments, net of income taxes expense (recovery) of $37 and $723 in the three and six-month periods ended June 30, 2008 (2007 - $(231) and $239)	100	(154)	1,621	68

Comprehensive income	$31,250	$23,226	$53,757	$40,880

See accompanying notes to consolidated financial statements.
SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Retained earnings — beginning of period	$40,060	$54,109	$77,074	$41,677

Net income	31,150	23,380	52,136	40,812

	71,210	77,489	129,210	82,489
Dividends	(33,000)	(42,000)	(91,000)	(47,000)

Retained earnings — end of period	$38,210	$35,489	$38,210	$35,489

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
CASH FLOWS RELATED TO OPERATIONS
Net income	$31,150	$23,380	$52,136	$40,812
Adjustments for:
Amortization of property, plant and equipment	5,761	8,328	11,067	15,937
Amortization of other assets	317	302	633	601
(Gain) loss on valuation and translation of financial instruments (note 3)	(3,556)	10,917	(9,442)	4,862
Amortization of financing costs and long-term debt discount	354	487	706	972
Future income taxes	8,244	(4,629)	12,158	(6,019)
Non-controlling interest	223	434	348	741
Equity loss on investment in SUN TV Company	461	678	1,023	1,215
Other	(4)	12	(4)	11

	42,950	39,909	68,625	59,132
Net change in non-cash balances related to operations	(4,659)	7,228	(19,139)	13,986

Cash flows provided by operations	38,291	47,137	49,486	73,118

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions to property, plant and equipment	(4,262)	(6,678)	(7,245)	(12,774)
Equity investment in SUN TV Company	—	(1,300)	—	(1,300)
Investment in preferred shares of related company (note 5)	(500,000)	—	(500,000)	—
Advances to affiliated companies	—	(870)	—	(870)
Other	588	108	49	114

Cash flows used in investing activities	(503,674)	(8,740)	(507,196)	(14,830)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Net (repayments) borrowings under revolving bank facilities	(23,979)	—	9,964	—
Issuance of subordinated debt to Quebecor Media (note 5)	24,000	—	24,000	—
Issuance of convertible obligations to related company (note 5)	500,000	—	500,000	—
Repayment of long-term debt	(428)	(973)	(500)	(1,945)
Dividends to Quebecor Media	(33,000)	(42,000)	(91,000)	(47,000)
Other	(51)	(168)	(51)	(589)

Cash flows provided by (used in) financing activities	466,542	(43,141)	442,413	(49,534)

Net increase (decrease) in cash and cash equivalents / bank indebtedness	1,159	(4,744)	(15,297)	8,754
(Bank indebtedness) cash and cash equivalents — beginning of period	(9,195)	17,363	7,261	3,865

(BANK INDEBTEDNESS) CASH AND CASH EQUIVALENTS — END OF PERIOD	$(8,036)	$12,619	$(8,036)	$12,619

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	2,632	318	9,149	12,034
Inventories	(272)	(310)	(714)	377
Accrued restructuring charges	(1,111)	993	(2,379)	3,115
Accounts payable and accrued charges	(6,903)	7,115	(25,462)	2,183
Dividend income receivable from related companies	14,199	(15,050)	(1,213)	351
Interest payable on convertible obligations to related companies	(13,727)	14,596	1,188	(341)
Other	523	(434)	292	(3,733)

	$(4,659)	$7,228	$(19,139)	$13,986

Cash interest payments on long-term debt	$572	$5,155	$14,401	$23,246
Cash interest payments on convertible obligations and subordinated loan	$35,046	$1,800	$39,181	$33,132
Cash income tax payments (net of refunds)	$285	$313	$547	$667
          See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)
(unaudited)

	June 30,	December 31,
	2008	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$—	$7,261
Accounts receivable	130,041	139,190
Income taxes	732	1,445
Dividend income receivable from related companies (note 5)	2,914	1,701
Inventories	7,258	6,544
Prepaid expenses	6,845	3,973
Future income taxes	27,888	23,527

	175,678	183,641

INVESTMENT IN PREFERRED SHARES OF RELATED COMPANIES (NOTE 5)	1,069,750	569,750
EQUITY INVESTMENT IN SUN TV COMPANY	2,712	3,735
PROPERTY, PLANT AND EQUIPMENT	146,278	150,100
FUTURE INCOME TAXES	22,786	36,224
OTHER ASSETS	15,173	17,291
GOODWILL	769,159	769,159

	$2,201,536	$1,729,900

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$8,036	$—
Accounts payable and accrued charges	122,284	150,125
Deferred revenue	19,554	19,094
Interest payable on convertible obligations to related companies (note 5)	2,834	1,646
Current portion of long-term debt (note 6)	400	400

	153,108	171,265

LONG-TERM DEBT (NOTE 6)	241,587	224,745
SUBORDINATED LOAN TO QUEBECOR MEDIA (NOTE 5)	261,500	237,500
CONVERTIBLE OBLIGATIONS TO RELATED COMPANIES (NOTE 5)	1,069,750	569,750
DERIVATIVE FINANCIAL INSTRUMENTS (NOTE 11)	114,634	133,090
OTHER LIABILITIES	24,874	24,985
FUTURE INCOME TAXES	24,188	19,724
NON-CONTROLLING INTEREST	1,157	860

SHAREHOLDERS’ EQUITY
Capital stock	272,428	272,428
Retained earnings	38,210	77,074
Accumulated other comprehensive income (loss) (note 8)	100	(1,521)

	310,738	347,981

	$2,201,536	$1,729,900

Subsequent event (note 13)
See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
NATURE OF BUSINESS
Sun Media Corporation (“Sun Media” or the “Company”), a newspaper publishing company, is a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper, magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities.
1. BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies as described in the Company’s latest annual consolidated financial statements have been used with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.
Sun Media’s business is seasonal due, among other factors, to seasonal advertising patterns and influences on people’s reading habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results.
References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.
Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2008.
2. CHANGES IN ACCOUNTING POLICIES AND ESTIMATES
Current changes in accounting policies
On January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. The adoption of this new section had no impact on the consolidated financial statements.
On January 1, 2008, the Company adopted the CICA Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These sections relate to disclosures and presentation of information and did not affect the consolidated financial results. All the disclosure requirements related to these new accounting standards are presented in note 11.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
Current changes in accounting estimates
The Company estimates the fair value of its derivative financial instruments using a discounted cash flow valuation technique, since no quoted market prices exist for such instruments. During the second quarter of 2008, the Company made some amendments to the technique used in measuring the fair value of its derivatives in a liability position. These amendments change the way the Company factored its non-performance risk in its valuation technique, considering market developments and recent accounting guidelines. As a result of these changes, the fair value of these derivatives decreased by $9,274 and the gain on valuation and translation of financial instruments increased by $9,274 ($7,815 net of income taxes).
Future changes in accounting policies
In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to AcG-11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether those assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to financial years beginning on or after October 1, 2008. The Company is currently evaluating the effects of adopting this standard.
In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company is currently assessing the impacts of the IFRS convergence initiative.
3.	FINANCIAL EXPENSES AND (GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
Financial expenses	2008	2007	2008	2007
Interest on long-term debt	$6,278	$11,538	$13,092	$22,997
Interest on subordinated loan to related party (note 5)	4,501	—	8,635	—
Amortization of financing costs and long-term debt discount	354	487	706	972
Interest on convertible obligations to related companies (note 5)	16,877	16,395	31,792	32,791
Dividend income on preferred shares of related companies (note 5)	(17,417)	(16,910)	(32,829)	(33,820)
Other	39	(237)	6	(453)

	$10,632	$11,273	$21,402	$22,487

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)

	Three months ended June 30		Six months ended June 30
(Gain) loss on valuation and translation of financial instruments	2008	2007	2008	2007
(Gain) loss on embedded derivatives and derivative instruments for which hedge accounting is not used	$(13)	$19,381	$(11,953)	$20,055
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(1,502)	(11,877)	4,274	(15,144)
(Gain) loss on the ineffective portion of fair value hedges	(2,041)	3,413	(1,763)	(49)

	$(3,556)	$10,917	$(9,442)	$4,862

4. RESERVE FOR RESTRUCTURING OF OPERATIONS
In the second quarter of 2008, Sun Media management began to centralize classified sales and service functions of certain urban daily publications to centres of expertise in Ontario. In addition, management began to restructure the newspaper layout and production operations at the Toronto Sun. The Company recorded a severance related restructuring charge of $1,125 (2007 — $4,783) in the quarter in respect of amounts expected to be incurred relating to these new initiatives. Payments of $2,236 (2007 — $3,790) were made in the quarter relating to press consolidation and general workforce reduction charges that were recorded in fiscal 2006 and 2007.
During the six-month period ended June 30, 2008, the Company recorded termination benefits of $2,711 (2007 — $10,707) and made payments of $5,090 (2007 — $7,592) relating to workforce reduction initiatives.

	Three months ended June 30		Six months ended June 30
Continuity of reserve for restructuring	2008	2007	2008	2007
Beginning balance	$4,568	$14,900	$5,836	$12,778
Workforce reduction initiatives	1,125	4,783	2,711	10,707
Payments	(2,236)	(3,790)	(5,090)	(7,592)

Ending balance	$3,457	$15,893	$3,457	$15,893

5. TRANSACTIONS WITH RELATED COMPANIES
(a) Investment in and convertible obligations issued to related companies
Sun Media has invested in certain preferred shares issued by related companies: Quebecor Media, SUN TV Company (“SUN TV”) and Imprimerie Mirabel Inc. (“Mirabel”). Concurrently, Sun Media issued convertible obligations to Quebecor Media, SUN TV and Mirabel. These transactions are for tax consolidation purposes of Quebecor Media and its subsidiaries.
The convertible obligations are redeemable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. The holder may, upon the occurrence of certain events, require the Company to redeem the convertible obligations at a redemption amount equal to the then outstanding principal plus any accrued and unpaid interest.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
The convertible obligations are also convertible by the holder, in whole or in part, including accrued interest, at any time prior to maturity, into fully-paid and non-assessable common shares of the Company. The number of such shares shall be determined by dividing the amount to be so converted by the fair value of one common share as determined by the Board of Directors.
The Company may elect to defer, at any time and from time to time, coupon payments on the convertible obligations by extending the coupon payment period on the obligations for a period of up to 12 consecutive semi-annual periods, provided, however, that no extension period may extend beyond the maturity date for each obligation, respectively. The Company may, at any time, at its option, elect to satisfy its obligations to pay any coupon (including any deferred coupon) by issuing and delivering to the holder fully-paid and non-assessable common shares of its capital stock. The number of such shares shall be determined by dividing the amount to be so satisfied by the fair value of one common share as determined by the Board of Directors.
Quebecor Media
The following tables summarize the Company’s issuance of convertible obligations to and its investments in Quebecor Media Preferred Shares:

	Convertible obligation issue
Issue or redemption date	2008	2020	2021	2022	Total
Balance — January 1, 2007 and June 30, 2007	$235,000	$200,000	$120,000	$—	$555,000
July 13, 2007	(235,000)	—	—	—	(235,000)
July 27, 2007	—	—	—	240,000	240,000

Balance — December 31, 2007 and June 30, 2008	$—	$200,000	$120,000	$240,000	$560,000

	Quebecor Media Preferred Shares
	12.50%	10.85%	10.85%
Issue	Series A	Series F	Series G	Total
Balance — January 1, 2007 and June 30, 2007	$235,000	$320,000	$—	$555,000
July 13, 2007	(235,000)	—	—	(235,000)
July 27, 2007	—	—	240,000	240,000
December 20, 2007	—	(320,000)	320,000	—

Balance — December 31, 2007 and June 30, 2008	$—	$—	$560,000	$560,000

During the three and six months ended June 30, 2008, the interest expense on the Company’s convertible obligations amounted to $14,660 and $29,320 (2007 — $15,495 and $30,991). For the three and six months ended June 30, 2008, the total interest paid on the convertible obligations was $29,481 (2007 — nil and $31,332). As at June 30, 2008, the unpaid interest on the convertible obligations was $1,450 (December 31, 2007 — $1,611).

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
During the three and six months ended June 30, 2008, dividends of $15,148 and $30,296 (2007 — $15,980 and $31,960) were declared on the Cumulative First Preferred Shares of Quebecor Media. During the three and six months ended June 30, 2008, Sun Media received payments of dividend income of $30,463 (2007 — nil and $32,311) from Quebecor Media. As at June 30, 2008, the unpaid dividend receivable from Quebecor Media was $1,498 (December 31, 2007 — $1,665).
SUN TV
The following table summarizes the Company’s issuance of convertible obligations to and its investment in SUN TV Preferred Shares:

	2020
	Convertible	SUN TV
Issue or redemption date	Obligation Issue	Preferred Shares
Balance — January 1, 2007 and June 30, 2007	$34,375	$34,375
December 20, 2007	(24,625)	(24,625)

Balance — December 31, 2007 and June 30, 2008	$9,750	$9,750

During the three and six months ended June 30, 2008, interest expense on the convertible obligations amounted to $258 and $513 (2007 — $900 and $1,800). For the three and six months ended June 30, 2008, the total interest paid by Sun Media was $520 (2007 — $1,800). As at June 30, 2008, the unpaid interest on the convertible obligation was $28 (December 31, 2007 — $35).
During the three and six months ended June 30, 2008, dividends of $266 and $530 (2007 — $930 and $1,860) were declared on the SUN TV Preferred Shares. For the three and six months ended June 30, 2008, Sun Media received payments of dividend income of $537 (2007 — $1,860). As at June 30, 2008, the unpaid dividend receivable from SUN TV was $29 (December 31, 2007 — $36).
Mirabel
On June 16, 2008, the Company issued a new convertible obligation to Mirabel in the amount of $500,000. This new convertible obligation matures on June 16, 2023 (“2023 Convertible Obligation Issue”) and bears interest at 11.00% payable semi-annually. The Company used the proceeds from the issuance of this new convertible obligation to invest in $500,000 of Mirabel Series G Preferred Shares, carrying an 11.25% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to the Quebecor Media and SUN TV Preferred Shares.
The following table summarizes the Company’s issuance of convertible obligations to and its investment in Mirabel Preferred Shares:

	2023
	Convertible	Mirabel
Issue or redemption date	Obligation Issue	Preferred Shares
Balance — January 1, 2007, June 30, 2007 and December 31, 2007	$—	$—
June 16, 2008	500,000	500,000

Balance — June 30, 2008	$500,000	$500,000

During the three and six months ended June 30, 2008, interest expense on the convertible obligation amounted to $1,959 (2007 — nil) and total interest paid by Sun Media was $603 (2007 — nil). As at June 30, 2008, the unpaid interest on the convertible obligation was $1,356 (December 31, 2007 — nil).

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
During the three and six months ended June 30, 2008, dividends of $2,003 (2007 — nil) were declared on the Mirabel Preferred Shares. Sun Media received payments of dividend income of $616 (2007 — nil). As at June 30, 2008, the unpaid dividend receivable from Mirabel was $1,387 (December 31, 2007 — nil).
(b) Subordinated loans
On October 31, 2007, the Company entered into a $237,500 subordinated loan agreement (“2013 Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on October 31, 2013. The 2013 Subordinated Loan is prepayable by the Company, in whole or in part, including accrued interest, at any time prior to maturity. Proceeds from the 2013 Subordinated Loan were used to repay the Company’s loan “B” credit facility and related hedging contracts. Quebecor Media may, upon the occurrence of certain events, cause the outstanding principal and accrued interest to become immediately due and payable.
On April 10, 2008, the Company entered into an additional $24,000 subordinated loan agreement (“2014 Subordinated Loan”) with Quebecor Media which bears interest at an annual rate of 7.00% and matures on April 10, 2014. The proceeds of 2014 Subordinated Loan were used to pay down a portion of the balance outstanding on the Company’s revolving credit facilities at the time. Aside from the maturity date, the 2014 Subordinated Loan has the same principal terms and conditions as the 2013 Subordinated Loan.
For the three and six months ended June 30, 2008 interest expense on the 2013 Subordinated Loan and 2014 Subordinated Loan (collectively “Subordinated Loans”) was $4,501 and $8,635 (2007 — nil). For the three and six months ended June 30, 2008, the total interest paid on the Subordinated Loans was $4,442 and $8,577 (2007 — nil). As at June 30, 2008, interest payable was $650 (December 31, 2007 - $592). The balance of Subordinated Loans as at June 30, 2008 totalled $261,500 (December 31, 2007 — $237,500).
6. LONG-TERM DEBT

	June 30,	December 31,
	2008	2007
Bank credit facilities	$48,592	$39,091
Senior notes	205,191	198,910

	253,783	238,001

Change in fair value related to hedged interest rate risks	(7,333)	(8,571)
Adjustment related to embedded derivatives	(504)	82
Financing fees, net of amortization	(3,959)	(4,367)

	241,987	225,145
Less current portion	(400)	(400)

	$241,587	$224,745

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
7. STOCK-BASED COMPENSATION
The following table provides details of changes to outstanding options of Sun Media employees in the stock-based compensation plan of Quebecor Media for the six-month period ended June 30, 2008:

		Weighted-average
	Number	exercise price
Outstanding options, as at December 31, 2007	1,370,748	$30.65
Options exercised during six months ended June 30, 2008	(645,245)	$17.33

Outstanding options, as at June 30, 2008	725,503	$42.50

Vested options, as at June 30, 2008	15,265	$23.32

During the six-month period ended June 30, 2008, a net reversal of the compensation charges related to the Quebecor Media stock-based compensation plan was recorded in the amount of $953 (2007 — net charge of $3,856).
During the six-month period ended June 30, 2008, 645,245 stock options were exercised in the amount of $21,394.
8. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance — December 31, 2006	$—
Cumulative effect of changes in accounting policies	(116)
Other comprehensive income, net of income taxes of $239	68

Balance — June 30, 2007	(48)
Other comprehensive loss, net of income taxes of $401	(1,473)

Balance — December 31, 2007	(1,521)
Other comprehensive income, net of income taxes of $723	1,621

Balance — June 30, 2008	$100

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to be reversed over a four-year period.

\

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
9.	PENSION PLANS
The Company maintains defined benefit and defined contribution pension plans for its employees. The total costs were as follows:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Defined benefit plans	$2,665	$2,113	$5,684	$5,670
Defined contribution plans	796	887	1,604	1,591

	$3,461	$3,000	$7,288	$7,261

10.	SEGMENTED INFORMATION
Management has determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that the Company’s newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.
11.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Company’s activities.
From its use of financial instruments, the Company is exposed to credit risk, liquidity risk, market risks relating to foreign exchange fluctuations, and to interest rate fluctuations, and capital risk. In order to manage its foreign exchange and interest rate risks, the Company uses derivative financial instruments (i) to achieve a targeted balance of fixed and variable rate debts and (ii) to set in Canadian dollars all future payments on debts denominated in U.S. dollars (interest and principal) and certain capital or inventory expenditures denominated in a foreign currency. The Company does not intend to settle its financial derivative instruments prior to their maturity as none of these instruments are held or issued for speculative purposes. The Company designates its derivative financial instruments either as fair value hedges or cash flow hedges when they qualify for hedge accounting.
(a)	Description of derivative financial instruments
(i)	Foreign exchange forward contracts:

Currencies (sold/bought)	Maturing	Average exchange rate	Notional amount
Cdn$ / US$	February 15, 2013	1.5227	$312,154

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
(ii) Cross-currency interest rate swaps:

			Annual		CDN dollar
			effective	Annual	exchange rate of
			interest rate	nominal	interest and principal
	Period	Notional	using	interest rate	payments per
	covered	amount	hedge rate	of debt	one US dollar

Senior Notes	2008 to 2013	US$155,000	Cdn bankers’	7.625%	1.5227
acceptances
3 months
+3.696%

Senior Notes	2003 to 2013	US$ 50,000	Cdn bankers’	7.625%	1.5227
acceptances
3 months
+3.696%
Also, the cross-currency interest rate swaps entered into by the Company include an option that allows each party to unwind the transactions on a specific date at the then-market value.
(iii)	Interest rate swap:

Effective April 30, 2008, the Company entered into a variable-for-fixed interest rate swap on its term loan “C” thereby receiving floating three months Canadian bankers’ acceptance and paying fixed 3.75% until October 31, 2012. The notional amount of the swap at June 30, 2008 was $39,100. This interest rate swap was designated as a cash flow hedge.
(b)	Fair value of financial instruments
The carrying amount of accounts receivable from external or related parties (classified as loans and receivables), accounts payable and accrued charges to external or related parties (classified as other financial liabilities) approximates their fair value since these items will be realized or paid within one year or are due on demand.
Carrying value and fair value of long-term debt and derivative financial instruments as at June 30, 2008 and December 31, 2007 are as follows:

	June 30, 2008		December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value
Long- term debt (a) (note 6)	$253,783	$248,192	$238,001	$234,063
Cross-currency interest rate swaps, foreign exchange forward contract, and interest rate swap	$114,634	$114,634	$133,090	$133,090

(a)	The carrying value of long-term debt excludes adjustments to record changes in fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
The fair value of long-term debt is estimated based on discounted cash flows using period-end market yields or market value of similar instruments with the same maturity, or quoted market prices when available. The interest rates used to discount estimated cash flows are based on swap yield curves at the reporting date. The fair value of the derivative financial instruments is estimated using period-end swap rates, adjusted to reflect the Company’s non-performance risk.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial asset fails to meet its contractual obligations.
SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
(c)	Credit risk management
In the normal course of business, the Company continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As at June 30, 2008, no customer balance represented a significant portion of the Company’s consolidated trade receivables. The Company establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. The allowance for doubtful accounts amounted to $8,637 as at June 30, 2008 (December 31, 2007 — $7,611). As at June 30, 2008, 10.0% of trade receivables were 90 days past their billing date (7.6% as at December 31, 2007).
The Company believes that its product lines and the diversity of its customer base are instrumental in reducing its credit risk, as well as the impact of fluctuations in product line demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.
When the Company enters into derivative contracts, the counterparties (either foreign or Canadian) must have credit ratings at least in accordance with the Company’s credit risk management policy and are subject to concentration limits. Given the high minimum credit ratings required under the Company’s policy, the Company does not foresee any failure by counterparties to meet their obligations.
(d)	Liquidity risk management
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or at excessive cost. Management of the Company believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions) in the future.
As at June 30, 2008, material contractual obligations related to financial instruments included capital repayment and interest on long-term debt and derivative instruments, where their maturities are as follows:

		Less than			5 years
	Total	1 year	1-3 years	3-5 years	and more

Convertible obligations (a) (note 5)	$1,069,750	$—	$—	$—	$1,069,750
Interest on convertible obligations (a)	1,605,600	114,509	229,018	229,018	1,033,055
Long-term debt (note 6)	253,783	400	800	252,583	—
Interest on long-term debt (b)	121,900	24,000	48,000	47,000	2,900
Subordinated loan (note 5)	261,500	—	—	—	261,500
Interest on subordinated loan	98,384	18,255	36,510	36,510	7,109
Derivative instruments (c)	104,981	—	—	104,981	—

Total contractual obligations	$3,515,898	$157,164	$314,328	$670,092	$2,374,314

(a)	These amounts are offset by investments in preferred shares of related parties and associated dividends.

(b)	Estimate of interest to be paid on long-term debt based on the hedged and unhedged interest rates and hedged foreign exchange rate at June 30, 2008.

(c)	Estimated future disbursements on the principal portion of derivative financial instruments related to foreign exchange hedging.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
(e)	Market risk
Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.
Foreign currency risk:
The Company is exposed to foreign currency risk on principal and interest repayments on U.S. dollar-denominated debt. Most of the Company’s revenues and expenses are denominated in Canadian dollars. The Company hedges the foreign currency risk exposure on 100% of U.S. dollar-denominated debt obligations outstanding as at June 30, 2008. Accordingly, the Company’s sensitivity to the variation of foreign currency rates is economically limited.
An increase or a decrease of 1% in the exchange rate of a Canadian dollar compared to a U.S. dollar would have no material impact on earnings or capital expenditures not hedged by derivative instruments on a yearly basis.
Interest rate risk:
The Company is exposed to interest rate risk on a portion of its long-term debt and has entered into various interest rate and cross-currency interest rate swap agreements in order to manage cash flow and fair value risk exposure to changes in interest rates.
An increase or decrease of 25 basis points in the Canadian bankers’ acceptance rate for the reporting period would have increased or decreased interest expense by approximately $200 in the second quarter and by $400 in the first half of 2008 using debt levels prevailing as at June 30, 2008.
(f)	Capital management
The Company’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements of its various businesses, including growth opportunities.
In managing its capital structure, the Company takes into account the asset characteristics of its underlying group of companies and planned requirements for funds. Management of the capital structure involves the issuance of new debt, the repayment of existing debt using cash generated by operations and the level of distributions to shareholders. Since the last financial year, the Company has not significantly changed its strategy regarding the management of the capital structure.
The capital structure of the Company is composed of shareholders’ equity, bank indebtedness, long-term debt, liabilities related to derivative financial instruments, related party subordinated debt, convertible obligations and investments in preferred shares, non-controlling interests less cash and cash equivalents and temporary investments.
The Company was in compliance with all debt covenants and is not subject to any externally imposed capital requirements.
12. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES
The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of the material differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)

	Three months ended June 30		Six months ended June 30
(a) Consolidated statements of income	2008	2007	2008	2007
Net income as per Canadian GAAP	$31,150	$23,380	$52,136	$40,812
Adjustments:
Pension and post-retirement benefits (i)	141	150	282	299
Change in fair values and ineffective portion of derivative instruments (iii)	(1,257)	1,500	(586)	955
Stock-based compensation (v)	(500)	—	(1,100)	—
Related party transactions (vi)	(661)	(2,190)	(661)	(2,740)
Other	735	(15)	(31)	(31)
Income taxes (vii)	162	(547)	363	(396)

Net income as adjusted as per U.S. GAAP	$29,770	$22,278	$50,403	$38,899

	Three months ended June 30		Six months ended June 30
(b) Consolidated statements of comprehensive income	2008	2007	2008	2007
Comprehensive income as per Canadian GAAP	$31,250	$23,226	$53,757	$40,880
Adjustments to net income as per (a) above	(1,380)	(1,102)	(1,733)	(1,913)
Adjustments to other comprehensive income:
Pension and post-retirement benefits (i)	701	1,093	1,402	2,187
Income taxes (vii)	(188)	(373)	(375)	(746)

Comprehensive income as per U.S. GAAP	$30,383	$22,844	$53,051	$40,408

	June 30,	December 31,
Accumulated other comprehensive income (loss)	2008	2007
Accumulated other comprehensive income (loss) as per Canadian GAAP	$100	$(1,521)
Adjustments:
Pension and post-retirement benefits (i)	(34,956)	(36,358)
Income taxes (vii)	11,154	11,529

Accumulated other comprehensive loss as per U.S. GAAP	$(23,702)	$(26,350)

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)

	June 30,	December 31,
(c) Consolidated shareholders’ equity	2008	2007
Shareholders’ equity as per Canadian GAAP	$310,738	$347,981
Cumulative adjustments:
Pension and post-retirement benefits (i)	(31,916)	(33,600)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative financial instruments (iii)	(504)	82
Non-monetary transactions (iv)	1,673	1,704
Stock-based compensation (v)	(2,700)	(1,600)
Related party transactions (vi)	—	661
Income taxes on U.S. adjustments (vii)	12,072	12,084

Shareholders’ equity as per U.S. GAAP	$282,382	$320,331

	June 30, 2008		December 31, 2007
(d) Consolidated balance sheets	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Future income tax assets	$22,786	$25,181	$36,224	$38,137
Other assets	15,173	7,992	17,291	8,698
Goodwill	769,159	765,736	769,159	765,736
Current liabilities	153,108	155,808	171,265	172,201
Long-term debt	241,587	242,091	224,745	224,663
Other liabilities	24,874	51,570	24,985	51,443
Future income tax liabilities	24,188	14,435	19,724	9,959
Total shareholders’ equity	310,738	282,382	347,981	320,331
(i)	Pension and post-retirement benefits
U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans requires the recognition of over or under-funded positions of defined benefit pension and other post-retirement plans on the balance sheet, along with a corresponding non-cash adjustment, to be recorded in accumulated other comprehensive income (loss).
Under Canadian GAAP, a company is not required to recognize the over or under-funded positions or to recognize an additional minimum liability. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.
(ii)	Restructuring charges
In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
(iii)	Change in fair values and ineffective portion of derivative instruments
Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities.
However, under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in one of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair value. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.
(iv)	Non-monetary transactions
In April 2005, Sun Media exchanged a community publication for another community publication. Under U.S. GAAP, this exchange of businesses is recorded in accordance with SFAS 141, Business Combinations, and the cost of the purchase should be determined as the fair value of the consideration given or the fair value of the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Section 3831, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.
Accordingly, under U.S. GAAP, this transaction resulted in a gain on disposal of a publication and also resulted in an increase of the purchase price of the publication acquired.
(v)	Stock-based compensation
Under U.S. GAAP, in accordance with SFAS 123(R) Share Based Payment, the liability related to stock-based awards that call for settlement in cash or other asset, must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic value of the stocks option awards instead of their fair value.
(vi)	Related party transactions
The Company entered into a tax consolidation transaction with a related party through which tax losses were transferred between the parties. Under Canadian GAAP, it resulted in the recognition of a deferred credit of $8,400 in 2006, and in a $7,739 and $661 reduction in the Company’s income tax expense in 2007 and 2008, respectively. Under U.S. GAAP, since this transaction related to an asset transfer between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration paid would have been recognized in contributed surplus.
(vii)	Income taxes
Under U.S. GAAP, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN48”), an interpretation of SFAS 109, Accounting for Income Taxes. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.
Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN48.

SUN MEDIA CORPORATION
Notes to Consolidated Financial Statements
For the three-month and six-month periods ended June 30, 2008
(in thousands of Canadian dollars, except for share information)
(unaudited)
Furthermore, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based on enacted tax rates.
Other adjustments represent the tax impact of U.S. GAAP adjustments.
(viii)	Fair value measurements
On January 1, 2008, the Company adopted the provisions of SFAS 157, Fair Value Measurements, that enhance guidance for using fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-1, Application of SFAS 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removes certain leasing transactions from the scope of SFAS 157, and FSP FAS 157-2, Effective Date of SFAS 157, which defers the effective date of SFAS 157 for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is still in the process of evaluating this standard with respect to its effect on non-financial assets and liabilities and has not yet determined the impact that it will have on its financial statements upon full adoption in 2009.
13. SUBSEQUENT EVENT
On July 22, 2008, Sun Media acquired the remaining 24.99% of the shares of Le Courrier du Sud 1998 (Inc.) making it a wholly-owned subsidiary. The cash purchase consideration totalled approximately $7,227. This acquisition will be accounted for under the purchase method of accounting.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
	By:	/s/ John Leader
Date: August 26, 2008	Name:	John Leader
	Title:	Executive Vice President, Finance and Chief Financial Officer